Exhibit 2

                        BLUM CB Corp.
               c/o BLUM Capital Partners, L.P.
              909 Montgomery Street, Suite 400
               San Francisco, California 94133
                       (415) 434-1111


                                November 10, 2000


Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California  90245-4380
Attention:  James J. Didion
            Chairman of the Board of Directors

Dear Sirs:

     BLUM CB Corp., a Delaware corporation ("Newco"), is very pleased to present its all-cash proposal ("Proposal") to purchase all of the common stock of CB Richard Ellis Services, Inc. (the "Company") not owned by the Offering Group identified below at a price of $15.50 per share (the "Transaction"). The purchase price we are offering your stockholders represents a premium of 29.4% to the average closing price of the Company's common stock on the New York Stock Exchange for the three-month period ended on November 9, 2000. Newco has been formed by RCBA Strategic Partners, L.P. ("BLUM"), an affiliate of BLUM Capital Partners, L.P., for the purpose of effecting the Proposal. The Offering Group includes (i) BLUM and other entities affiliated with BLUM, (ii) Freeman Spogli & Co. Incorporated through its affiliates FS Equity Partners III, L.P., a Delaware limited partnership, and FS Equity Partners International, L.P., a Delaware limited partnership (collectively, "Freeman Spogli"), and (iii) certain directors and senior management of the Company, including Mr. Ray Wirta. The Offering Group presently owns or controls approximately 38% of the outstanding common stock of the Company.

     We believe that the Proposal constitutes an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent not available to them in the marketplace, and that they will find this value compelling. In addition, we believe the financing needed to complete the Transaction can be obtained in a timely manner and the conditions to the Transaction will be limited. As a result, we believe we have the ability to complete the Transaction quickly and provide near-term liquidity for your stockholders.

CB Richard Ellis Services, Inc.
November 10, 2000


     The terms of the Proposal are summarized below:


     Purchase Price

     Our cash purchase price of $15.50 per share for the Company's common stock places a total value on the Company's common stock of approximately $340 million (including for each option to acquire the Company's common stock the difference between the purchase price and the exercise price). The Proposal represents a substantial premium to the Company's current stock price and prior averages. The offer represents a 24.0% premium to the Company's closing stock price of $12.50 on November 9, 2000; a 29.4% premium to the Company's three-month average of $11.98 per share for the period ending November 9, 2000; and a 37.1% premium to the Company's six-month average of $11.31 per share for the period ending November 9, 2000. In addition, the Company's "public float" is extraordinarily limited with an average of 17,114 shares traded each market day during the 3-month period ending November 9, 2000. In other words, we believe the Proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation.

     Equity Financing

     It is contemplated that the 8,052,113 outstanding shares of the Company common stock currently owned by the Offering Group effectively will be converted into shares of common stock of the Company after the closing of the Transaction. In addition, BLUM will provide approximately an additional $47.6 million of equity to the Company, as well as up to approximately an additional $52.6 million to the extent that the employees of the Company do not subscribe for all of the common stock that we anticipate making available to them for purchase at the closing of the Transaction.

     BLUM Capital Partners, L.P., which together with its affiliates currently beneficially owns approximately 16.1% of the Company's outstanding common stock, is a leading private equity and strategic block investment firm with approximately $3.8 billion of equity capital under management, including through affiliates. BLUM Capital was founded 25 years ago and has invested in a wide variety of businesses in partnership with management teams to create long-term value.

     The proposal contained in this letter has received all necessary internal approvals from BLUM and no other internal approvals are required. A description of the terms relating to the Equity Financing is contained within the letter agreement (and related term sheet) attached hereto as
Exhibit 1.

CB Richard Ellis Services, Inc.
November 10, 2000


     Debt Financing

    We have had discussions with Credit Suisse First Boston ("CSFB") regarding debt financing totaling $600 million dollars to support the Transaction. This debt would be comprised of funded senior term loans of up to $275 million and $225 million of subordinated indebtedness. In addition, a revolving credit facility of $100 million would be provided for ongoing working capital purposes post-closing. The contemplated debt structure is structured to allow for the consummation of the Proposal and provide ample capital for the Company' future growth and working capital needs.

    As is customary for transactions of this nature, consummation of the Transaction is subject to receipt of the required debt financing. We intend to execute commitment letters for all of the required debt financing at the time a definitive merger agreement is executed. We anticipate that definitive documentation for the debt financing would be finalized in the period prior to the vote of the Company's stockholders with respect to the Transaction.

    CSFB is prepared to devote the necessary resources to close the transaction expeditiously. Should you wish to discuss any aspect of the proposed financing with CSFB, we would be happy to arrange an opportunity for you to meet with appropriate representatives.

     Structure

     We currently contemplate that the Transaction will be consummated in two steps. In the first step, each of the members of the Offering Group will contribute all of the shares of common stock of the Company beneficially owned by such member to Newco in exchange for newly-issued shares of Newco. Immediately following completion of the first step of the Transaction, Newco will be merged into the Company. Pursuant to the merger, all shares of the Company's common stock (other than the shares held by Newco) will be converted into the right to receive the Purchase Price, all shares of common stock of the Company held by Newco will be cancelled and all shares of common stock of Newco will be converted into shares of the common stock of the Company.
At the conclusion of the Transaction, assuming the Company's employees agree to purchase the full amount of the common stock that we make available to them, the outstanding equity ownership of the Company would approximately be as follows:
BLUM and affiliates, 45%; management and employees of the Company, 25%; Freeman Spogli, 23% and other investors, 7%. We and our representatives are prepared to discuss our proposed acquisition structure with you in detail at your request.

     Treatment of Existing Indebtedness

     At the closing of the Transaction, the Company's existing bank credit facility would be refinanced with the proceeds of the debt financing. In addition, prior to the closing we would

CB Richard Ellis Services, Inc.
November 10, 2000

tender for all of the outstanding 8-7/8% Senior Subordinated Notes of the Company. We would also seek consents from the holders of the 8-7/8% Senior Subordinated Notes to the deletion of substantially all of the negative covenants contained within the indenture relating to such notes.

     Employees

     We are keenly aware of the importance of the Company's employees, in particular, sales professionals, and we believe the Transaction will benefit the employees of the Company. Our capital structure is designed to enable the Company to grow and thereby enhance the opportunities available to its employees. In addition, the employees will be given the opportunity to own a significant amount of equity in the Company going forward. At the closing of the Transaction, we anticipate taking the following actions with respect to certain of the compensation and benefit programs available to the Company's employees:

 - Deferred Compensation Plan. We will allow each participant in the Deferred Compensation Plan who has invested his or her own funds in the stock fund alternatives under the DCP to (i) convert the value of that investment (based upon the purchase price paid to the Company's stockholders in the Transaction) into any of the insurance mutual fund alternatives now provided under the Deferred Compensation Plan, (ii) receive a cash payment equal to the value of that investment (based upon the purchase price paid to the Company's stockholders in the Transaction), which payment may at the option of such participant be used to purchase shares of the common stock of the Company that the Offering Group intends to make available after the closing of the Transaction (which shares are included in the approximate aggregate 12% made available to employees as discussed below), or (iii) continue that investment in Company stock after the closing of the Transaction as part of the approximate aggregate 12% to be made available to employees. After the closing of the Transaction, future deferrals under the DCP will only be invested in the insurance mutual fund alternatives under the DCP.

- Capital Appreciation Plan (401(k)). For legal reasons, it is impractical for the Company's 401(k) plan to hold stock of a private company. However, we will purchase all of the stock held in that plan at the price paid to the Company's stockholders in the Transaction and permit participants to invest the proceeds in any of the other funds available under the 401(k) plan.

- Stock Options and Equity Incentive Plan Awards. Each outstanding employee option and equity incentive plan award will be purchased for a cash amount equal to the difference between the price paid to the Company's stockholders in the Transaction and such option's exercise price or such award's purchase price, which amount may be used to purchase part of the approximate aggregate 12% to be made available to employees.

- Stock Ownership in the New Private Company. We will make available up to approximately 12% of the outstanding common stock of the Company for purchase by employees at a purchase price equal to the price paid to the Company's stockholders in the Transaction.

CB Richard Ellis Services, Inc.
November 10, 2000

     We also intend to maintain the Company's training and performance recognition programs for its sales professionals going forward, including CBRE University, the annual recognition event and the Las Vegas World Conference.

     In addition, we intend to enter into agreements with certain members of senior management of the Company allowing them to purchase, and to receive options to purchase, common stock of the Company. We also anticipate entering into employment agreements with certain members of senior management of the Company.

     Legal Documentation/Conditions

     The Proposal is subject to the following conditions:
(i) approval by the board of directors of the Company and stockholders pursuant to the requirements of the Delaware General Corporate Law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott-Rodino),
(iii) receipt of consents from the holders of a majority of the outstanding 8-7/8% Senior Subordinated Notes as described above, (iv) receipt of the necessary debt financing as described above and (v) the negotiation and execution of definitive agreements providing for the merger and the transactions outlined in Exhibit 1 to this letter, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions. While we have devoted a great deal of time and effort to studying the Company and have completed substantially all of our business and financial due diligence, our Proposal is also subject to completion of confirmatory legal due diligence to be conducted by BLUM and its legal advisors. Given the familiarity of BLUM with the Company, this diligence would be completed expeditiously and should not delay consummation of a definitive merger agreement.

     Our Proposal is based on our understanding that the Company's capitalization consists of: (i) 21,213,928 common shares issued and outstanding, (ii) 1,345,587 "phantom shares" outstanding under the Company's Deferred
Compensation Plan, (iii) 902,918 options to purchase common stock outstanding that have exercise prices at or below
$15.50 per share with an unweighted average exercise price of $5.81 and (iv) 2,439,299 additional options and warrants outstanding with exercise prices in excess of $15.50 per share.

     We are prepared to negotiate a definitive merger agreement immediately and would be delighted to provide a draft of such agreement at your request. If the Company determines to promptly accept our Proposal, the Transaction could be completed as early as February 2001.

                        *     *     *

    We believe the Board of Directors should feel confident that this Proposal represents a fair and attractive price for the Company. The Proposal provides liquidity at a significant premium for the current stockholders. We have no intention of attempting to acquire the Company other than in a transaction approved by the Board of Directors. Unless earlier accepted, the Proposal will terminate at 5:00 PM
(PST) on December 1, 2000.

     We are prepared to discuss this offer with you immediately. In responding to us or in seeking further information concerning our Proposal, or for any other matter, please call Claus Moller, Managing Partner, BLUM
Capital Partners, L.P. at 415-288-7262 or 212-521-4192.


                         Sincerely yours,

                         BLUM CB CORP.


                         By: /s/ Claus J. Moller
                             --------------------------
                             Name: Claus J. Moller
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